UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

NextDecade Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of class of securities)

65342K 105
(CUSIP number)

Ninteenth Investment Company LLC

Attention: Marwan Naim Nijmeh

P.O. Box 45005

Abu Dhabi

United Arab Emirates

+971 2413-4000

With copies to:

Christopher M. Forrester, Esq

1460 El Camino Real, 2nd Floor

Menlo Park, CA

94025-4110

(650) 838-3772
(Name, address and telephone number of person authorized to receive notices and communications)

October 24, 2019
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Schedule 13D
CUSIP No. 65342K 105

1	NAME OF REPORTING PERSON
Mubadala Investment Company PJSC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC, AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Emirate of Abu Dhabi, United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
10,074,482

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
10,074,482

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,074,482*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.3%**

14	TYPE OF REPORTING PERSON
CO

*Includes shares owned by Ninteenth Investment Company LLC.

**The percentage calculation is based on an aggregate of approximately 120,762,858 shares of common stock outstanding as of November 1, 2019, as reported in the issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 5, 2019.

Schedule 13D
CUSIP No. 65342K 105

1	NAME OF REPORTING PERSON
Mamoura Diversified Global Holding PJSC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC, AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Emirate of Abu Dhabi, United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
10,074,482

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
10,074,482

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,074,482*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.3%**

14	TYPE OF REPORTING PERSON
CO

*Includes shares owned by Ninteenth Investment Company LLC.

**The percentage calculation is based on an aggregate of approximately 120,762,858 shares of common stock outstanding as of November 1, 2019, as reported in the issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 5, 2019.

Schedule 13D
CUSIP No. 65342K 105

1	NAME OF REPORTING PERSON
Ninteenth Investment Company LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Emirate of Abu Dhabi, United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
10,074,482

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
10,074,482

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,074,482

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.3%*

14	TYPE OF REPORTING PERSON
CO

* The percentage calculation is based on an aggregate of approximately 120,762,858 shares of common stock outstanding as of November 1, 2019, as reported in the issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 5, 2019.

Item 1.	Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (this “Statement”) is filed on behalf of the Reporting Persons with the Securities and Exchange Commission (the “Commission”). This Statement relates to the 10,074,482 shares (the “Shares”) of common stock, $0.0001 par value per share (“Common Stock”) of NextDecade Corporation, a corporation formed under the laws of the State of Delaware (the “Issuer”). The address of the Issuer’s principal executive offices is 3 Waterway Square Place, The Woodlands, Texas 77380.

Item 2.	Identity and Background.

Each of the following persons is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(a)	This Statement is being filed jointly by:

i.	Mubadala Investment Company PJSC, a public joint stock company established under the laws of the Emirate of Abu Dhabi (“Mubadala Investment Company”), which is the sole owner of Mamoura Diversified Global Holding PJSC;

ii.	Mamoura Diversified Global Holding PJSC, a public joint stock company established under the laws of the Emirate of Abu Dhabi (“Mamoura Diversified Global Holding”), which owns 99% of Ninteenth Investment Company LLC; and

iii.	Ninteenth Investment Company LLC, a limited liability company established under the laws of the Emirate of Abu Dhabi (“Ninteenth Investment Company”).

(b)	The address of the principal office of each of the Reporting Persons is P.O. Box 45005, Abu Dhabi, United Arab Emirates.

(c)	The principal business of Mubadala Investment Company is the development and management of an extensive and economically diverse portfolio of commercial initiatives designed to accelerate economic growth for the long-term benefit of Abu Dhabi. Set forth on Schedule A-1 to this Statement, and incorporated herein by reference, is the name, residence or business address, present principal occupation or employment and citizenship, of each executive officer and director of Mubadala Investment Company. The principal business of Mamoura Diversified Global Holding is the development and management of an extensive and economically diverse portfolio of commercial initiatives designed to accelerate economic growth for the long-term benefit of Abu Dhabi. Set forth on Schedule A-2 to this Statement, and incorporated herein by reference, is the name, residence or business address, present principal occupation or employment and citizenship, of each director of Mamoura Diversified Global Holding. Mamoura Diversified Global Holding does not have any executive officer. The principal business of Ninteenth Investment Company is the management of Mubadala Investment Company’s energy infrastructure portfolio. Set forth on Schedule A-3 to this Statement, and incorporated herein by reference, is the name, residence or business address, present principal occupation or employment and citizenship, of each director of Ninteenth Investment Company. Ninteenth Investment Company does not have any executive officer.

(d)	No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Ninteenth Investment Company were purchased with the capital of Mubadala Investment Company and its affiliates.

Pursuant to the common stock purchase agreement, dated October 24, 2019, by and between Ninteenth Investment Company and the Issuer (the “Common Stock Purchase Agreement”), Ninteenth Investment Company purchased 7,974,482 shares of Common Stock for an aggregate purchase price of approximately $50.0 million.

In addition, on October 24, 2019, Ninteenth Investment Company purchased 2,100,000 shares of Common Stock from an existing stockholder for an aggregate purchase price of approximately $14.7 million.

Pursuant to the Common Stock Purchase Agreement, the Issuer has agreed to issue to the Purchaser an additional 398,724 shares of Common Stock on each of January 1, 2021 and July 1, 2021 for no additional consideration if (i) FID (as defined below) does not occur on or before each of such dates and (ii) Ninteenth Investment Company has not disposed of or transferred any of the Shares prior to each of such dates.

References to, and descriptions of, the Common Stock Purchase Agreement set forth herein are not intended to be complete and are qualified in their entirety by reference to the text of the agreement, which is attached hereto as Exhibit 10.1.

Item 4.	Purpose of Transaction.

The responses to Item 3, Item 5 and Item 6 are herein incorporated by reference.

The Reporting Persons have acquired the Shares reported herein for investment purposes.

The Reporting Persons intend to communicate with the board of directors of the Issuer (the “Board”) and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work the Board.  The Reporting Persons may (i) sell or otherwise dispose of some or all of the Issuer’s securities (which may include, but is not limited to, transferring some or all of such securities to its affiliates or distributing some or all of such securities to such Reporting Person’s respective partners, members or beneficiaries, as applicable) from time to time, (ii) acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, in each case, in open market or private transactions, block sales or otherwise, and/or (iii) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.  The Reporting Persons also reserve the right to acquire or dispose of derivatives or other instruments related to Common Stock or other securities of the Issuer, provided that in its judgment such transactions are advisable.

Except as described in Item 3, Item 4 and this Item 6 and any plans or proposals that may from time to time be discussed or considered by the directors of the Issuer, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified under Item 4 of this Statement.

Item 5.	Interests in the Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based on an aggregate of approximately 120,762,858 shares of Common Stock outstanding as of November 1, 2019, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Commission on November 5, 2019.

(a) and (b) The information contained on the cover pages of this Statement is incorporated herein by reference.

Except as disclosed in herein: (a) none of the Reporting Persons beneficially owns any Common Stock or has the right to acquire any Common Stock; and (b) none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Common Stock which they may be deemed to beneficially own.

(c)	Except as set forth in Item 3, none of the Reporting Persons has effected any transaction in the Common Stock in the 60 days prior to filing this Statement.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On December 11, 2019, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Board Composition and Rights of First Refusal

Pursuant to the purchaser rights agreement, dated October 24, 2019, by and between Ninteenth Investment Company and the Issuer (the “Purchaser Rights Agreement”), the Issuer has increased the size of the Board by one person and granted Ninteenth Investment Company the right to appoint one person to serve on the Board as a Class B director (the “Designated Director”). The Designated Director has not yet been appointed by the Reporting Persons.

In addition, under the Purchaser Rights Agreement, Ninteenth Investment Company has a right of first refusal to purchase an aggregate of approximately $116.8 million of any project-level equity or equity-linked securities or certain debt securities issued in connection with a FID (as defined below) in addition to any other right of first refusal to purchase such securities that Ninteenth Investment Company might otherwise be entitled to (collectively, the “Ninteenth Investment Company ROFR”). The Ninteenth Investment Company ROFR may not be transferred without the prior written consent of the Issuer or the Board, not to be unreasonably withheld, delayed or conditioned.

The term “FID” means the Board has affirmatively voted or consented to undertake construction of the liquefied natural gas liquefaction and export facility to be located on the U.S. Gulf Coast known as the Rio Grande LNG Project and the Issuer has given a full notice to proceed under a fixed price, date certain engineering, procurement and construction contract with respect to the construction of such facility.

References to, and descriptions of, the Purchaser Rights Agreement set forth herein are not intended to be complete and are qualified in their entirety by reference to the text of the agreement, which is attached hereto as Exhibit 10.2.

Registration Rights Agreement

Pursuant to the registration rights agreement, dated October 24, 2019, by and between Ninteenth Investment Company and the Issuer (the “Registration Rights Agreement”), the Issuer is required to file a registration statement within 45 days from October 28, 2019 to permit the resale of the Shares held by the Reporting Persons. Additionally, the Reporting Persons may in certain instances elect to dispose the Shares pursuant to an underwritten offering or engage in an underwritten block trade. The Reporting Persons will also have demand and piggy-back registration rights covering any Shares held by the Reporting Persons.

References to, and descriptions of, the Registration Rights Agreement set forth herein are not intended to be complete and are qualified in their entirety by reference to the text of the agreement, which is attached hereto as Exhibit 10.3.

Lock-up Agreements

Pursuant to the lock-up letter, dated October 28, 2019, by and between Ninteenth Investment Company and the Issuer (the “Lock-Up Agreement”), Ninteenth Investment Company agreed that it will not, and will cause its affiliates not to, transfer the Shares for 180 days after October 28, 2019 without the Issuer’s prior written consent, provided, however, that Ninteenth Investment Company may transfer the Shares to any of its affiliates without the Issuer’s prior written consent so long as it provides prior notice to the Issuer of any such transfer.

References to, and descriptions of, the Lock-Up Agreement set forth herein are not intended to be complete and are qualified in their entirety by reference to the text of the agreement, which is attached hereto as Exhibit 10.4.

Item 7.	Material to Be Filed as Exhibits

10.1	Common Stock Purchase Agreement, dated as of October 24, 2019

10.2	Purchaser Rights Agreement, dated as of October 24, 2019

10.3	Registration Rights Agreement, dated as of October 24, 2019

10.4	Lock-Up Agreement, dated as of October 24, 2019

99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 11, 2019

By:

Mubadala Investment Company PJSC

/s/ Marwan Naim Nijmeh

Name: Marwan Naim Nijmeh

Title: Authorized Signatory

Mamoura Diversified Global Holding PJSC

/s/ Marwan Naim Nijmeh

Name: Marwan Naim Nijmeh

Title: Authorized Signatory

Ninteenth Investment Company LLC

/s/ Marwan Naim Nijmeh

Name: Marwan Naim Nijmeh

Title: Authorized Signatory